SBT Bancorp, Inc.

86 Hopmeadow Street

P.O. Box 248

Simsbury, Connecticut 06070

November 3, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathryn McHale, Esq.

Re:	SBT Bancorp, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-206533

Dear Ms. McHale:

I am the Senior Vice President and Chief Financial Officer of SBT Bancorp, Inc. (the “Company”) and am authorized to request the acceleration of the effective date of the Company’s Amendment No. 2 to Registration Statement on Form S-1 (Registration Number 333-206533) filed on November 3, 2015.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, I hereby request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that the Registration Statement may be declared effective on November 5, 2015 at 3:00 p.m. Eastern Time, or as soon as possible thereafter.

On behalf of the Company, I hereby acknowledge that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our outside counsel, Michael T. Rave at Day Pitney LLP, at (973) 966-8123, to confirm effectiveness or if you have any questions about this request.

Very truly yours,

By:	/s/ Richard J. Sudol
Name:	Richard J. Sudol
Title:	Senior Vice President and Chief Financial Officer